SCHEDULE 13G

Amendment No. 1
DIMENSION THERAPEUTICS INC
COMMON STOCK
Cusip #25433V105
Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
[ ] 	  Rule 13d-1(b)
[x] 	  Rule 13d-1(c)
[ ] 	  Rule 13d-1(d)
Cusip #25433V105
Item 1: 	   	Reporting Person - FIL Limited
Item 2: 	   	(a)  	[ ]
   	   	(b)  	[ ]
Item 4: 	   	Bermuda
Item 5: 	   	1,688,870
Item 6: 	   	0
Item 7: 	   	1,688,870
Item 8: 	   	0
Item 9: 	   	1,688,870
Item 11: 	   	6.743%
Item 12: 	   	FI
Cusip #25433V105
Item 1: 	   	Reporting Person - Pandanus Partners, L.P.
Item 2: 	   	(a)  	[ ]
   	   	(b)  	[ ]
Item 4: 	   	Delaware
Item 5: 	   	0
Item 6: 	   	0
Item 7: 	   	1,688,870
Item 8: 	   	0
Item 9: 	   	1,688,870
Item 11: 	   	6.743%
Item 12: 	   	PN
Cusip #25433V105
Item 1: 	   	Reporting Person - Pandanus Associates, Inc.
Item 2: 	   	(a)  	[ ]
   	   	(b)  	[ ]
Item 4: 	   	Delaware
Item 5: 	   	0
Item 6: 	   	0
Item 7: 	   	1,688,870
Item 8: 	   	0
Item 9: 	   	1,688,870
Item 11: 	   	6.743%
Item 12: 	   	CO

Item 1(a). 	    	Name of Issuer:

  	  	          	DIMENSION THERAPEUTICS INC

Item 1(b). 	    	Address of Issuer's Principal Executive Offices:

  	  	          	840 MEMORIAL DRIVE
4TH FLOOR
  	  	          	CAMBRIDGE, MA 02139
  	  	          	USA

Item 2(a). 	     	 Name of Person Filing:

  	   	               	 FIL Limited

Item 2(b). 	     	 Address or Principal Business Office or, if None,
Residence:

  	   	               	 Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda,
HM19

Item 2(c). 	     	 Citizenship:

  	   	               	 Not applicable

Item 2(d). 	     	 Title of Class of Securities:

  	   	               	 COMMON STOCK

Item 2(e). 	     	 CUSIP Number:

  	   	               	 25433V105

Item 3. 	    	Not Applicable

Item 4. 	    	Ownership

  	  	     	(a)    Amount Beneficially Owned: 	1,688,870

  	  	     	(b)    Percent of Class: 	6.743%

  	  	     	(c)    Number of shares as to which such person has:

  	  	     	       (i)    sole power to vote or to direct the vote:
1,688,870

  	  	     	       (ii)    shared power to vote or to direct the vote: 	0

  	  	     	       (iii)    sole power to dispose or to direct the
disposition of: 	1,688,870

  	  	     	       (iv)    shared power to dispose or to direct the
disposition of: 	0



Item 5. 	    	Ownership of Five Percent or Less of a Class.

  	    	     	Not applicable.

Item 6. 	    	Ownership of More than Five Percent on Behalf of Another
Person.

  	    	     	Not applicable.

Item 7. 	    	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding Company.

  	    	     	See attached Exhibit A.

Item 8. 	    	Identification and Classification of Members of the Group.

  	    	     	Not applicable.

Item 9. 	    	Notice of Dissolution of Group.

  	    	  	Not applicable.

Item 10. 	    	Certifications.



By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to FIL Limited and its various non-U.S. investment management subsidiaries included on this
Schedule 13G is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institutions. I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.


Signature



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  	February 13, 2017
  	Date

  	/s/ Marc R. Bryant
  	Signature

  	Marc R. Bryant
  	 Duly authorized under Power of Attorney effective as of September 16, 2015, by and on behalf of FIL Limited and its direct and indirect subsidiaries*



        * This power of attorney is incorporated herein by reference to Exhibit B to the Schedule 13G filed by FIL Limited on January 11, 2016, accession number: 0000318989-16-000061.



Exhibit A


                 Pursuant to the instructions in Item 7 of Schedule 13G, the following table lists the identity and Item 3 classification, if applicable, of each relevant entity that beneficially owns shares of the security class being reported on this Schedule 13G.


Entity 	ITEM 3 Classification



                Pandanus Partners, L.P. ("Pandanus") owns shares of FIL Limited ("FIL") voting stock. While the percentage of total voting power represented by these shares of FIL voting stock may fluctuate as a result of changes in the total number of shares of FIL voting stock outstanding from time to time, it normally represents more than 25% and less than 48.5% of the total votes which may be cast by all holders of FIL voting stock. Pandanus Associates, Inc. ("PAI") acts as general partner of Pandanus. Pandanus is owned by trusts for the benefit of members of the Johnson family, including FIL's Chairman Abigail P. Johnson, but disclaims that any such member is a beneficial owner of the securities reported on this
Schedule 13G.



                This filing reflects the securities beneficially owned, or that may be deemed to be beneficially owned, by FIL, certain of its subsidiaries and affiliates, and other companies (collectively, the "FIL Reporters"). This filing does not reflect securities, if any, beneficially owned by certain other companies whose beneficial ownership of securities is disaggregated from that of the FIL Reporters in accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998).


RULE 13d-1(k)(1) AGREEMENT


                The undersigned persons, on February 13, 2017, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the COMMON STOCK of DIMENSION THERAPEUTICS INC at December 30, 2016.


  	FIL Limited

  	By /s/ Marc R. Bryant
  	Marc R. Bryant
  	Duly authorized under Power of Attorney effective as of September 16, 2015, by and on behalf of FIL Limited and its direct and indirect subsidiaries*

  	Pandanus Partners, L.P.

  	By /s/ Marc R. Bryant
  	Marc R. Bryant
  	Duly authorized under Power of Attorney effective as of September 16, 2015, by Pandanus Associates, Inc. on behalf of Pandanus Partners, L.P.*

  	Pandanus Associates, Inc.

  	By /s/ Marc R. Bryant
  	Marc R. Bryant
  	Duly authorized under Power of Attorney effective as of September 16, 2015, by and on behalf of Pandanus Associates, Inc.*



        * This power of attorney is incorporated herein by reference to Exhibit B to the Schedule 13G filed by FIL Limited on January 11, 2016, accession number: 0000318989-16-000061.